AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 13, 1998
                                                      REGISTRATION NO. 333-46979

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                AMENDMENT NO. 2
                                       TO
                                    FORM S-6

                   ------------------------------------------
                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                   ------------------------------------------
A. EXACT NAME OF TRUST:
                              EQUITY INVESTOR FUND
                                  FOCUS SERIES
                       EUROPEAN MONETARY UNION PORTFOLIO
                              DEFINED ASSET FUNDS
B. NAMES OF DEPOSITOR:
               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
C. COMPLETE ADDRESSES OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
               DEFINED ASSET FUNDS
                  P.O. BOX 9051
             PRINCETON, NJ 08543-9051

D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

  TERESA KONCICK, ESQ.
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                                 COPIES TO:
                                                   PIERRE DE SAINT PHALLE,
                                                            ESQ.
                                                    450 LEXINGTON AVENUE
                                                     NEW YORK, NY 10017

E. TITLE OF SECURITIES BEING REGISTERED:
  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.
F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
 As soon as practicable after the effective date of the Registration Statement.

/ x / Check box if it is proposed that this Registration Statement shall become effective upon filing on May 13, 1998 pursuant to Rule 487.

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                                                   DEFINED ASSET FUNDSSM
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EQUITY INVESTOR FUND          The objective of this Defined Fund is capital
FOCUS SERIES                  appreciation by investing for a period of about
EUROPEAN MONETARY UNION       two years in a portfolio consisting primarily of
PORTFOLIO                     common stocks that are expected by analysts in the
(A UNIT INVESTMENT            Merrill Lynch Global Research and Economics group
TRUST)                        to benefit from the establishment of the European
------------------------------Monetary Union.
                              This Portfolio is designed for investors who want to invest a portion of their assets in international equities, with the opportunity to change the focus of their equity investment by exchanging units of this Portfolio into units of other equity Defined Funds at a reduced sales charge if their views on this investment change.
                              The Portfolio is not an appropriate investment for investors seeking preservation of capital or a high level of current income. The Portfolio may be considered speculative and therefore may be appropriate only for those investors able and willing to assume the increased risks of higher price volatility and currency fluctuations associated with investments in international equities. The Portfolio should be considered as a vehicle for investing a portion of an investor's assets in foreign securities and not as a complete equity investment program.
                              The value of units will fluctuate with the value of the common stocks in the Portfolio and with the value of the U.S. dollar relative to the various foreign currencies represented in the Portfolio, and there can be no assurance that the Portfolio will achieve its objective.
                              Unless otherwise indicated, all amounts are stated in U.S. dollars computed on the basis of the exchange rates for the relevant currencies on the business day prior to the date of this Prospectus.
                              Minimum purchase: $250.

                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
                               HAS THE COMMISSION OR ANY STATE SECURITIES
                               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                               OF THIS DOCUMENT. ANY REPRESENTATION TO THE
                               CONTRARY IS A CRIMINAL OFFENSE.
                               Inquiries should be directed to the Trustee at
SPONSOR:                       1-800-323-1508.
Merrill Lynch,                 Prospectus dated May 13, 1998.
Pierce, Fenner & Smith         INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
Incorporated                   AND RETAIN IT FOR FUTURE REFERENCE.

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Def ined Asset FundsSM
Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $115 billion sponsored in the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into 'units' representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.
Defined Asset Funds offer several defined 'distinctives'. You know in advance what you are investing in and that changes in the portfolio are limited - a defined portfolio. Most defined bond funds pay interest monthly - defined income. The portfolio offers a convenient and simple way to invest - simplicity defined.
Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:
o Municipal bond portfolios
o Corporate bond portfolios
o Government bond portfolios
o Equity portfolios
o International bond and equity portfolios
The terms of Defined Funds are as short as one year or as long as 30 years. Special defined bond funds are available including: insured funds, double and triple tax-free funds and funds with 'laddered maturities' to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.
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Defined Portfolio
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The Portfolio contains 38 common stocks of issuers that are expected by the Merrill Lynch Global Research and Economics group to benefit from the establishment of the European Monetary Union. (See Portfolio Description in Part B.) These stocks were selected by the Sponsor for capital appreciation. At the end of approximately two years. the Portfolio will be liquidated and a new Focus Portfolio may be selected. The Sponsor reserves the right, however, not to offer a new portfolio.

If your view of the sector changes you may exchange Units of this Portfolio for Units of other Focus or Select Series or certain other selected Equity Investor Series.
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Defining Your Portfolio
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The Portfolio is concentrated in stocks of foreign issuers although it is diversified among various European countries and industry groups.
The following EMU countries are represented in the Portfolio:


                                                   APPROXIMATE
                                                    PORTFOLIO
                                                   PERCENTAGE

/ / Belgium                                            2%
/ / Finland                                            2%
/ / France                                             23%
/ / Germany                                            27%
/ / Ireland                                            4%
/ / Italy                                              6%
/ / The Netherlands                                    26%
/ / Portugal                                           2%
/ / Spain                                              8%


Based upon the principal business of each issuer and current market values, the following industry groups are represented in the Portfolio:


                                                   APPROXIMATE
                                                    PORTFOLIO
                                                   PERCENTAGE
/ / Financial/Insurance                                32%
/ / Telecommunications                                 25%
/ / Oil                                                16%
/ / Chemicals                                          10%
/ / Food                                               6%
/ / Utilities                                          4%
/ / Automobiles                                        3%
/ / Electrical Equipment                               2%
/ / Machinery                                          2%

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Defining Your Risks
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The Portfolio is concentrated in common stocks of foreign issuers, as well as in the financial/insurance and telecommunications industries. Investing in securities of foreign issuers involves risks that are different from investing in securities of domestic issuers. (See Risk Factors in Part B.)

There can be no assurance that the Portfolio will meet its objective over its two-year life or that Merrill Lynch research analysts will continue to recommend investment in these or similar stocks over the Portfolio's two-year life.
The Portfolio is not appropriate for investors who are unable or unwilling to assume the increased risks involved generally with an international equity investment or who are seeking preservation of capital or high current income. The Portfolio should be considered a vehicle for investing a portion of your assets in foreign securities and not as a complete equity investment program.

Unit price fluctuates with the value of the Portfolio, which could be affected by changes in the financial condition of the issuers, changes in the economies of the various countries represented in the Portfolio, currency exchange rate fluctuations, movements in stock prices generally, the impact of the Sponsor's purchase and sale of securities for the Portfolio and other factors.
Unlike a mutual fund, the Portfolio is not actively managed and the Sponsor receives no management fee. Therefore, the adverse financial condition of an issuer, changes in research analysts' opinions or any market movement in the price of a security will not require the sale of securities from the Portfolio or mean that the Sponsor will not continue to purchase the security in order to create additional Units; however, the Sponsor may instruct the Trustee to sell securities under certain limited circumstances. (See Portfolio Supervision in Part B.)

The Portfolio is considered to be 'concentrated' in stocks of the Finance/Insurance and Telecommunications industries. (See Risk Factors-- Finance/Insurance Industry;--Telecommunications Industry in Part B.)
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Defining Your Investment
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PUBLIC OFFERING PRICE PER 1,000 UNITS                 $1,000.00
The Public Offering Price as of May 12, 1998, the business day prior to the initial date of deposit, is based on the aggregate U. S. dollar value of the underlying securities ($499,192.86) and any cash held to purchase securities, divided by the number of units outstanding (504,235) times 1,000, plus the initial sales charge. Units offered on the Initial Date of Deposit will also be priced at $1,000 per 1,000 Units although the aggregate value of the underlying securities, cash amount and number of Units may vary. The Public Offering Price on any subsequent date will vary. The underlying securities are valued by the Trustee on the basis of their closing sale prices at 4:00 p.m. Eastern time on every business day.

SALES CHARGES
The total sales charge for this investment combines an initial up-front sales charge and an annual deferred sales charge that will be deducted from the net asset value of the Portfolio in seven monthly payments each year of the Portfolio. If you redeem or exchange your units prior to July 1, 1999, you will not pay the deferred sales charge for the second year.

ROLLOVER/EXCHANGE OPTION
You may exchange your units of this Portfolio for units of any other Focus or Select Series, or certain other selected Equity Investor Series, any time prior to termination of this Portfolio. If you continue to hold your units, when this Portfolio is about to be liquidated you may have the option to roll your proceeds into the next Focus or Select Series, if one is available. If you notify your financial professional by May 12, 2000, your units will be redeemed and your proceeds will be reinvested in units of the next Portfolio, if available. If you decide not to roll over your proceeds, you will receive a cash distribution after termination. Of course you can sell or redeem your Units at any time prior to termination.
ANNUAL INCOME DISTRIBUTIONS
You will receive distributions of any dividend income, net of expenses, on the 25th day of December commencing December 25, 1998, if you own Units on the 10th of those months.

REINVESTMENT OPTION
You can elect to automatically reinvest your distributions into additional units of the Portfolio subject only to the deferred sales charge remaining at the time of reinvestment. Reinvesting helps to compound your income for a greater total return.
TAXES
In the opinion of counsel for U.S. federal income tax purposes, you will be considered to have received all dividends paid on your pro rata portion of each security in the Portfolio when those dividends are received (or deemed received) by the Portfolio, even though a portion of the dividend payments may be subject to withholding taxes or may be used to pay expenses of the Portfolio and regardless of whether you reinvest your dividends in the Portfolio. Noncorporate investors may be entitled to the new 20% maximum federal tax rate for capital gains derived from the Portfolio. (See Taxes in Part B.)
TAX BASIS REPORTING
The proceeds received when you sell this investment will reflect the deduction of the deferred sales charge and the charge for organizational expenses. In addition, the annual statement and the relevant tax reporting forms you receive at year-end will be based upon the amount paid to you (net of the deferred sales charge or the charge for organizational expenses). Accordingly, you should not increase your basis in your units by the deferred sales charge or the charge for organizational expenses.
MANDATORY TERMINATION DATE
The Portfolio will terminate by June 9, 2000. The final distribution will be made within a reasonable time afterward. The Portfolio may be terminated earlier if its value is less than 40% of the value of the securities when deposited. SPONSOR'S PROFIT OR LOSS

The Sponsor's profit or loss from the Portfolio will include the receipt of applicable sales charges, fluctuations in the Public Offering Price or secondary market price of units, a loss of $1,858.58 on the initial deposit of the securities and a gain or loss on subsequent deposits of securities (see Sponsor's and Underwriters' Profits in Part B).

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Defining Your Costs
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SALES CHARGE

You will pay an initial sales charge of about 1.0%. In addition, seven monthly deferred sales charges of $2.50 per 1,000 units ($17.50 annually) will be deducted from the Portfolio's net asset value each year of the Portfolio's two-year life (December 1, 1998 through June 1, 1999 and July 1, 1999 through January 1, 2000). This deferred method of payment keeps more of your money invested over a longer period of time. The sales charge is reduced on purchases of $50,000 or more as shown in Part B. If you exchange units of this Portfolio for units of another Focus or Select Series or certain other selected Equity Investor Series or roll the proceeds of your investment into a new portfolio, you will not be subject to the initial charge otherwise payable upon an investment in the new portfolio. (See How To Buy Units--Public Offering Price.) Although this is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay. On a $1,000 investment for 1,000 Units, you will pay the following charges:

                                                         As a %
                                                  of Initial Public
                                                  Offering Price
                                                  -----------------
Initial Sales Charge                                       1.00%
Deferred Sales Charge per Year                             1.75%
Maximum Sales Charge (2 years)                             4.50%
Maximum Sales Charge Imposed on Reinvested
  Dividends                                                3.25%

ESTIMATED ANNUAL FUND OPERATING EXPENSES

                                         As a %        Amount per
                                  of Net Assets       1,000 Units
                                  -----------------  --------------
Trustee's Fee                              .091%       $     0.90
Portfolio Supervision,
  Bookkeeping and Administrative
  Fees                                     .046%       $     0.45
Organizational Expenses                    .143%       $     1.42
Other Operating Expenses                   .172%       $     1.70
                                  -----------------  --------------
TOTAL                                      .452%       $     4.47


This Portfolio (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states, and the initial audit of the Portfolio--as is common for mutual funds.
COSTS OVER TIME
You would pay the following cumulative expenses on a $1,000 investment, assuming 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:


 1 Year     3 Years    5 Years    10 Years
   $32        $79       $128        $263


Although the Portfolio has a term of only two years and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the investment is rolled over into a new portfolio subject only to the deferred sales charge and fund expenses.
The example assumes reinvestment of any dividends and distributions and uses a 5% annual rate of return as mandated by SEC regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment.
Reductions to the repurchase and cash redemption prices in the secondary market to recoup the costs of liquidating securities to meet redemption (described below) have not been reflected. The example should not be considered a representation of past or future expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than the example. REDEEMING OR SELLING YOUR INVESTMENT

You may redeem or sell your units at any time prior to the termination of the Portfolio. Your price will be based on the then current net asset value. The redemption and secondary market repurchase price as of May 12, 1998 was $972.50 per 1,000 units ($27.50 per 1,000 units less than the Public Offering Price). This price reflects deductions of the annual deferred sales charge which declines over each year of the Portfolio ($17.50 initially). If you redeem or sell your units before July 1, 1999, you will pay only the balance of any deferred sales charge remaining for the first year. If you redeem or sell your units on or after July 1, 1999, you will pay the remaining balance of the deferred sales charge for the second year. After the initial offering period, the repurchase and cash redemption prices for units may be reduced to reflect the estimated costs of liquidating securities to meet the redemption, currently estimated at $2.60 per 1,000 units. If you reinvest in a new portfolio, you will pay your share of any brokerage commissions on the sale of underlying securities when your units are liquidated during the rollover.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Sponsor, Trustee and Holders of Equity Investor Fund, Focus Series, European Monetary Union Portfolio, Defined Asset Funds (the 'Portfolio'):

We have audited the accompanying statement of condition and the defined portfolio included in the prospectus of the Portfolio as of May 13, 1998. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of May 13, 1998 in conformity with generally accepted accounting principles.
DELOITTE & TOUCHE LLP
New York, N.Y.
May 13, 1998
                   STATEMENT OF CONDITION AS OF MAY 13, 1998
TRUST PROPERTY

Investments--Contracts to purchase Securities(1).........$         499,192.86
Organizational Costs(2)..................................           71,000.00
                                                         --------------------
           Total.........................................$         570,192.86
                                                         --------------------
                                                         --------------------
LIABILITY AND INTEREST OF HOLDERS
  Accrued Liability(2)...................................$          71,000.00
                                                         --------------------
  Subtotal...............................................$          71,000.00
                                                         --------------------
Interest of Holders of 504,235 Units of fractional
  undivided interest outstanding(3):
  Cost to investors(4)...................................$         504,235.00
  Gross underwriting commissions(5)......................           (5,042.14)
                                                         --------------------
  Subtotal...............................................$         499,192.86
                                                         --------------------
           Total.........................................$         570,192.86
                                                         --------------------
                                                         --------------------

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           (1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio based on the U.S. dollar offer side value of the relevant exchange rate determined by the Trustee at 4:00 p.m., Eastern time on May 12, 1998. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by DBS Bank, New York Branch, in the amount of $501,051.44 and deposited with the Trustee. The amount of the letter of credit includes $499,192.86 for the purchase of securities.
           (2) This represents a portion of the Portfolio's organizational costs, which will be deferred and amortized over the life of the Portfolio. Organizational costs have been estimated based on projected total assets of $50 million. To the extent the Portfolio is larger or smaller, the estimate may vary.
           (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted from the initial number of Units to maintain the $1,000 per 1,000 Units offering price.
           (4) Aggregate public offering price computed on the basis of the U.S. dollar value of the underlying securities based on the U.S. dollar offer side value of the relevant exchange rate at 4:00 p.m., Eastern time on May 12, 1998.
           (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Public Offering Price. A deferred sales charge of $17.50 per 1,000 Units is payable each year ($2.50 per 1,000 Units monthly December 1, 1998 - June 1, 1999 and July 1, 1999 - January 1, 2000). Distributions will be made on behalf of investors to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied.

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                               Defined Portfolio
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Equity Investor Fund
Focus Series
European Monetary Union Portfolio                                   May 13, 1998
Defined Asset Funds


                                                                                    PRICE               COST
                                                                PERCENTAGE        PER SHARE         TO PORTFOLIO
                                                                    OF           TO PORTFOLIO     IN U.S. DOLLARS
NAME OF ISSUER                       COUNTRY OF ISSUER         PORTFOLIO (1)   IN U.S. DOLLARS          (2)
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1. Fortis AG                         Belgium                           1.77%   $       294.3667   $       8,831.00
2. Nokia Oyj*                        Finland                           2.24             69.8750          11,180.00
3. Axa                               France                            2.31            115.4234          11,542.34
4. Banque Nationale de Paris                                           1.84             91.7339           9,173.39
5. Compagnie Generale des Eaux                                         2.04            204.1331          10,206.65
6. Elf Aquitaine SA                                                    2.50            138.6089          12,474.80
7. France Telecom SA                                                   3.91             54.2171          19,518.15
8. Groupe Danone                                                       1.87            233.1989           9,327.96
9. Rhone Poulenc                                                       1.90             52.5874           9,465.73
10. Societe Generale                                                   1.81            226.1425           9,045.70
11. Suez Lyonnaise des Eaux                                            2.11            175.4032          10,524.19
12. Total SA                                                           2.31            128.3602          11,552.42
13. BASF AG                          Germany                           2.44             45.0450          12,162.16
14. Bayer AG                                                           2.38             44.0878          11,903.72
15. Bayerische Motoren Werke (BMW)
      AG                                                               3.44          1,145.2703          17,179.05
16. Bayerische Vereinsbank AG                                          2.11             75.4505          10,563.06
17. Deutsche Bank AG                                                   2.65             88.2601          13,239.02
18. Deutsche Telekom AG                                                4.95             24.9437          24,694.26
19. Dresdner Bank AG                                                   2.18             57.2635          10,880.07
20. Mannesmann AG                                                      2.47            822.6351          12,339.53
21. Muenchener Rueckversicherunhgs-
      Gesellschaft AG                                                  2.82            469.0315          14,070.95
22. RWE AG                                                             1.71             50.1689           8,528.72


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(1) Based on Cost to Portfolio in U.S. dollars.
(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on May 12, 1998, the initial date of deposit. The value of the securities on any subsequent date will vary.
 * American Depositary Receipts (see Risk Factors--Foreign Issuers in Part B). The securities were acquired on May 12, 1998 and are represented entirely by contracts to purchase the securities. The Sponsor may have acted as underwriter, manager or comanager of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsor may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the securities in the Portfolio. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner or arbitrageur in any of the securities or in options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

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                               Defined Portfolio
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Equity Investor Fund
Focus Series
European Monetary Union Portfolio (Continued)                       May 13, 1998
Defined Asset Funds


                                                                                    PRICE               COST
                                                                PERCENTAGE        PER SHARE         TO PORTFOLIO
                                                                    OF           TO PORTFOLIO     IN U.S. DOLLARS
NAME OF ISSUER                       COUNTRY OF ISSUER         PORTFOLIO (1)   IN U.S. DOLLARS          (2)
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23. Allied Irish Banks plc +         Ireland                           2.19%   $        13.8236   $      10,920.68
24. Bank of Ireland +                                                  2.23             20.6047          11,126.56
25. Telecom Italia Mobile (TIM) SpA  Italy                             2.95              6.0862          14,728.60
26. Telecom Italia SpA                                                 2.98              7.8620          14,859.14
27. ABN AMRO Holding N.V.*           The Netherlands                   2.90             24.9375          14,463.75
28. Aegon N.V.*                                                        2.74            136.6250          13,662.50
29. Akzo Nobel N.V.*                                                   1.47            105.1250           7,358.75
30. ING Groep N.V.*                                                    3.74             66.6875          18,672.50
31. Koninklijke PTT Nederland N.V.*                                    2.34             58.4375          11,687.50
32. Royal Dutch Petroleum Company*                                     6.92             57.5625          34,537.50
33. Royal Philips Electronics N.V.*                                    2.38             98.9375          11,872.50
34. Unilever N.V.*                                                     3.93             78.4375          19,609.38
35. Portugal Telecom SA*             Portugal                          1.78             52.3125           8,893.13
36. Endesa S.A.*                     Spain                             2.67             23.8125          13,335.00
38. Repsol SA*                                                         1.54             54.9375           7,691.25
37. Telefonica S.A.*                                                   3.48            133.6250          17,371.25
                                                              ---------------                    ------------------
                                                                     100.00%                      $     499,192.86

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(1) Based on Cost to Portfolio in U.S. dollars.
(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on May 12, 1998, the initial date of deposit. The value of the securities on any subsequent date will vary.
 * American Depositary Receipts (see Risk Factors--Foreign Issuers in Part B).
  + Transactions in these securities will be conducted in British pounds sterling on the London Stock Exchange, which is, in the opinion of the Sponsor, the most liquid market for these securities. (See Risk Factors--Foreign Issuers in Part B.)
The securities were acquired on May 12, 1998 and are represented entirely by contracts to purchase the securities. The Sponsor may have acted as underwriter, manager or comanager of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsor may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the securities in the Portfolio. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner or arbitrageur in any of the securities or in options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

                        DEFINED ASSET FUNDSSM
                          PROSPECTUS--PART B
 EQUITY INVESTOR FUND, FOCUS SERIES EUROPEAN MONETARY UNION PORTFOLIO
     FURTHER INFORMATION REGARDING THE PORTFOLIO MAY BE OBTAINED WITHIN FIVE DAYS BY WRITING OR CALLING THE TRUSTEE AT THE ADDRESS AND
   TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.

                                INDEX

                                                        PAGE
                                                     ---------
     PORTFOLIO DESCRIPTION......................          1
     RISK FACTORS...............................          2
     HOW TO BUY UNITS...........................          6
     HOW TO REDEEM OR SELL UNITS................          7
     TRUST TERMINATION..........................          9
     ROLLOVER...................................          9
     INCOME, DISTRIBUTIONS AND REINVESTMENT.....         10
     PORTFOLIO EXPENSES.........................         11
     TAXES......................................         11
     RECORDS AND REPORTS........................         14
     TRUST INDENTURE............................         14
     MISCELLANEOUS..............................         15
     EXCHANGE OPTION............................         17

SUPPLEMENTAL INFORMATION........................         17

PORTFOLIO DESCRIPTION
THE EUROPEAN MONETARY UNION PORTFOLIO

     The EMU seeks to develop a fully integrated market in goods, services, labor and capital among the participating countries. As the first steps, in January 1999 currency exchange rates of these countries will be fixed relative to a single monetary measure -- the euro -- and, in July 2002, the euro will replace these as the legal tender in these countries.
     This Portfolio seeks capital appreciation by acquiring and holding for about two years certain large capitalization equity securities of companies that are expected to benefit from the establishment of the European Monetary Union. Each of the companies is headquartered in one of the 'Euro' countries. (Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain). Initially, we identified the 70 companies headquartered in the 11 countries of the EMU with the largest market capitalizations. These stocks were then screened against Merrill Lynch's market rating system, and analysts from the Merrill Lynch Global Research and Economics Group assessed the extent to which each company is believed well positioned to benefit from EMU developments over the next two years. Portfolio weightings also considered country and sector recommendations. The stocks were also reviewed by Defined Asset Funds for liquidity and market capitalization. Sales literature and advertising materials about the Portfolio may include opinions of Merrill Lynch research analysts about stocks in the Euro 11 countries.

     Investors should be aware that the Portfolio may not be able to buy each Security at the same time because of availability of the Security, any purchase restrictions applicable to the Portfolio relating to the purchase of the security by reason of the federal securities laws or otherwise. Any monies allocated to the purchase of a Security will generally be held for the purchase of the Security.
     The deposit of the Securities in the Portfolio on the initial date of deposit established a proportionate relationship among the number of shares of each Security. During the 90-day period following the initial date of deposit the Sponsors may deposit additional Securities in order to create new Units, maintaining to the extent practicable that original proportionate relationship. Deposits of additional Securities subsequent to the 90-day period must generally replicate exactly the proportionate relationship among the number of shares of each Security at the end of the initial

90-day period. The ability to acquire each Security at the same time will generally depend upon the Security's availability and any restrictions on the purchase of that Security under the federal securities laws or otherwise.
     Additional Units may also be created by the deposit of cash (including a letter of credit) with instructions to purchase additional Securities. This practice could cause both existing and new investors to experience a dilution of their investments and a reduction in their anticipated income because of price fluctuations in the Securities between the time of the cash deposit and the actual purchase of the additional Securities and because the associated brokerage fees will be an expense of the Portfolio. To minimize the risk of price fluctuations when purchasing Securities, the Portfolio will try to purchase Securities as close to the evaluation time or at prices as close to the evaluated prices as possible. The Portfolio may also enter into program trades with unaffiliated broker/dealers, which may have the effect of increasing brokerage commissions, while reducing market risk.
PORTFOLIO SUPERVISION
     The Portfolio follows a buy and hold investment strategy that buys stocks and generally holds them for two years, in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. Although the Portfolio is regularly reviewed, because of the Strategy, the Portfolio is unlikely to sell any of the Securities, other than to satisfy redemptions of units, or to cease buying additional shares in connection with the issuance of Additional Units. More specifically, adverse developments concerning a Security including the adverse financial condition of the issuer, a failure to maintain a current dividend rate, the institution of legal proceedings against the issuer, a default under certain documents materially and adversely affecting the future declaration of dividends, or a decline in the price or the occurrence of other market or credit factors (including a public tender offer or a merger or acquisition transaction) that might otherwise make retention of the Security detrimental to the interest of investors, will generally not cause the Portfolio to dispose of a Security or cease buying it. RISK FACTORS
     An investment in the Portfolio entails certain risks, including the risk that the value of your investment will decline if the financial condition of the issuers of the Securities becomes impaired or if the general condition of the stock market worsens. The rights of holders of common stocks to receive payments from the issuer are generally inferior to the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, because common stocks do not represent an obligation of the issuer they do not offer any assurance of income or provide the degree of protection of capital provided by debt securities. Common stocks in general are susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of issuers change. Equity markets can be affected by unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsor cannot predict the direction or scope of any of these factors. There can be no assurance that the Portfolio will be effective in achieving its objective over its two-year life or that any future portfolios selected through this process during consecutive periods would meet their objectives. The Portfolio is not designed to be a complete equity investment program.
FOREIGN EXCHANGE RATES
     Because securities of non-U.S. issuers generally pay dividends and trade in their principal markets in foreign currencies, there is the risk that the U.S. dollar value of these securities will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar because of changing investor perceptions, currency speculation by institutional investors, supply and demand of the respective currency, the soundness of the world economy and the relative strength of the respective economy, the impact of actual and proposed government policies, interest rate differentials between currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another.
      The Trustee is required to conduct the Portfolio's foreign exchange conversions either on a spot (i.e., cash) or forward foreign exchange basis, whichever will synchronize the currency conversions as exactly as practicable with the settlement dates of the relevant foreign stock or with the dividend distribution dates of the Portfolio, as the case may be. Foreign currency exchange conversions are generally conducted on a principal basis and foreign exchange dealers realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price). The cost to the Portfolio of engaging in these foreign currency conversions also varies with such factors as the currency involved, the length of the contract period and the market conditions then prevailing. Portfolio evaluations include the cost of buying or selling a forward foreign exchange contract in the relevant currency to correspond to the settlement period for purchases and redemptions of Units.

     On May 2, 1998, the participating countries were announced by EU ministers, as well as the forward bilateral exchange rates at which the participating currencies will be 'locked-in' upon commencement of EMU. (The announcement of the forward rates was intended to give the financial markets sufficient warning to head off a speculative attack on EMU in the run-up to January 1, 1999.)
     The eleven countries eligible for the first wave of entry are Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. On January 1, 1999, EMU will commence. The exchange rates of the participating countries will be locked-in against each other and the euro. At this time, the euro will become a currency in its own right, and participating national currencies will become sub-denominations of the euro (in the same way that the cent is a sub-denomination of the dollar). From January 1, 1999, all governments debt will be issued in euros and intergovernmental transactions will take place in the single currency. Commercial banking will be possible in both euros and the national currencies.
     Between January 1, 1999 and July 1, 2002, euro notes and coins will gradually replace the cash of national currencies. Euro cash must be introduced by January 1, 2002 at the latest. By July 1, 2002, domestic currencies will no longer be legal tender.


FOREIGN ISSUERS
     Investing in securities of foreign issuers involves risks that are different from investing in securities of domestic issuers. These risks may include future political and economic developments, the possibility of withholding taxes, exchange controls or other governmental restrictions on the payment of dividends, less publicly available information and the absence of uniform accounting, auditing and financial reporting standards, practices and requirements. The information set forth below has been extracted from various governmental and private publications, but no representation can be made as to its accuracy; furthermore, no representation is made that any correlation exists between the state of the economies of the Euro 11 countries and the value of any Securities held by the Portfolio.
     American Depositary Shares and Receipts. Certain of the Securities in the Portfolio were purchased in ADR form in the United States. ADRs evidence American Depositary Shares which represent common stock deposited with a custodian in a depositary. American Depositary Shares (ADSs) and receipts therefor (ADRs) are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. Generally, ADSs and ADRs are designed for use in the United States securities markets. For purposes of this Prospectus, the term ADR generally includes ADSs. The terms and conditions of depositary facilities may result in less liquidity or lower market prices for ADRs than for the underlying shares. For those Securities that are ADRs, currency fluctuations will also affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the ADRs and consequently the value of the Securities.
     European Risk Factors
     The economies of individual European countries may differ favorably or unfavorably from the U.S. economy in gross national product, growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position.
     For a number of years, certain European countries have been seeking economic and political unification which would reduce barriers between countries, increase competition among companies, reduce government subsidies in certain industries and reduce or eliminate currency fluctuations among these European countries. The Maastricht Treaty on economic and monetary union (EMU) attempts to provide a stable monetary framework. But until the EMU takes effect, which is intended to occur January 1, 1999, the countries in the European community will face the need to reinforce monetary cooperation in order to reduce the risk of a recurrence of tensions between domestic and external policy objectives. A recent report of the European Monetary Institute, the precursor of a new, single European central bank, emphasized the need for several prospective member countries to undergo strenuous cost cutting in the coming years. It also warned that high rates of unemployment in many European countries could create a long-term strain on the new currency unless countries change their labor policies, e.g., rigid work rules and high taxes. No assurances can be given that the EMU will take effect or that the changes planned for Europe can be successfully implemented or that these changes will result in higher market prices for the Securities in the Portfolio.
     The risks associated with investing in European Securities may be heightened in the case of investments in smaller European securities markets because of risks due to the inexperience of financial intermediaries, the lack of modern technology, the lack of a sufficient capital base to expand business operations and the possibility of permanent or temporary termination of trading and greater spreads between bid and asked prices for securities in those markets.

THE TELECOMMUNICATIONS INDUSTRY
     The companies whose securities are included in the Portfolio are engaged in providing local, long-distance and wireless services, in the manufacture of telecommunications products and in a wide range of other activities including directory publishing, information systems and the operation of voice, data and video telecommunications networks.
     General. Payment on common stocks of companies in the telecommunications industry, including local, long-distance and cellular service, the manufacture of telecommunications equipment, and other ancillary services, is generally dependent upon the amount and growth of customer demand, the level of rates permitted to be charged by regulatory authorities and the effects of inflation on the cost of providing services and the rate of technological innovation. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology. Telecommunications companies in both developed and emerging countries are undergoing significant change due to varying and evolving levels of governmental regulation or deregulation and other factors. As a result, competitive pressures are intense and the securities of such companies may be subject to significant price volatility. In addition, all telecommunications comapnies in both developed and emerging countries are subject to the additional risk that technological innovations will make their products and services obsolete.
     International Companies. The international companies in the Portfolio consist predominantly of former government owned telecommunications systems tghat have been privatized in states. The Sponsors cannot predict whether such privatization will continue in the future or what, if any, effect this will have on the Portfolio.
THE FINANCIAL INDUSTRY
     The companies represented in the Portfolio may be subject to extensive governmental regulation which may limit both the amount and types of loans and other financial commitments they can make as well as the interest rates and other fees they can charge. The following sectors are represented in the Portfolio.
     Banking. The profitability of a financial institution is largely dependent upon the credit quality of its loan portfolio which, in turn, is affected by the institution's underwriting criteria, concentrations within the portfolio and specific industry and general economic conditions. The operating performance of financial institutions is also impacted by changes in interest rates, the availability and cost of funds, the intensity of competition and the degree of governmental regulation. The activities of banks and bank holding companies are subject to comprehensive regulation which is expected to continue to change over the life of the Portfolio. In addition, regulators require banks and thrifts to maintain minimum capital requirements; to the extent additional equity is issued to meet the requirements, outstanding equity holdings will be diluted. The enactment of any new legislation or regulations, or any change in interpretation of enforcement of existing laws or regulations, may affect the profitability of participants in the banking industry.
     The banking industry is particularly susceptible to downturns in economic conditions and volatility in political conditions as well as fiscal or monetry policies of governmental units. Banking operations depend heavily on the availability and cost of capital, and are highly sensitive to interest rate levels.
     Banks are subject to substantial competition from other banking and thrift institutions and from other financial service institutions for deposits, as well as corporate and retail customers. To the extent a bank's portfolio is concentrated in assets related to a particular industry or geographic region, the banks' operating results adversely affected by depressed conditions in certain markets, including real estate, agriculture and energy. Profitability, therefore, is subject to significant fluctuation. Banbks are also exposed to the risks of a deflationary economy, which may diminish the value of a bank's direct investments and contribute to loan defaults if the value of secured property or other collateral for loans declines.
     Insurance. Insurance companies are subject to extensive regulation and supervision of solvency, the nature of and limitations on investments, reports of financial condition, and reserve requirements for unearned premiums, losses and other matters. A significant portion of assets of insurance companies are required by law to be held in reserve against potential claims on policies and is not available to general creditors. Insurance companies' profitability depends largely on actuarial assumptions based on past experience and on the investment returns on reserve and surplus funds. The occurrence of certain significant and unforeseen events may therefore have an adverse effect on the financial condition of insurance companies. Certain types of insurance, such as property and casualty insurance, may be impacted by natural catastrophes or environmental and asbestos claims under decades-old policies or similar events, In addition, insurance comapnies are affected by real estae and equity market returns, interest rate levels, economic conditions and price and marketing competition.
     Financial Services. The financial services industry includes credit card issuers, asset management companies and companies that provide private mortgage insurance, home equity loans, point-of-sale loans for various durable goods and other consumer and commerical loans. Companies in the credit card and certain other businesses are subject to the demands of a competitive market, including increased use of solicitations, target marketing and pricing competition. Because of increased competition, some credit card issuers have pursued customers with lower credit quality and have experienced rising delinquency rates. Profitability for credit card issuers is largely dependent on the ability to generate new receivables as well as on their continued ability to fund themselves by asset securitization, the level of delinquences and losses and pricing power. Social, legal and economic factors, including inflation, unemployment levels and interest rates, may result in changes in market demand, credit use and payment patterns of customers. No assurance can be given as to what effect these factors may have on the credit card industry. Asset management companies also operate in a competitive environment and their profitability is dependent upon the performance of their funds relative to that of competing firms and to conditions in the equity and fixed income markets in general. Companies in other areas of the financial services industry are dependent on federal housing legislation and other laws and regulations that affect the demand for home equity loans and mortgage insurance. These companies are also subject to insurance laws and regulations in the jurisdictions where they do business. Future changes in laws or regulations relating to this industry may adversely affect market demand, restrict premium rates or otherwise impair transactions in this industry. Companies in this industry are exposed to credit risk and may be adversely affected by economic events such as national or regional economic recession, falling housing prices, rising unemployment rates and changes in interest rates.

LIQUIDITY
     Since sales of the Securities by the Fund will generally be effected only in foreign securities markets, investors should realize that many of the Securities may be traded in foreign countries where the securities markets are not as developed or efficient as those of the United States. Foreign securities markets, although growing in volume, generally have substantially less volume than United States markets, and securities of many foreign companies are less liquid and their prices more volatile than securities of comparable U.S. companies. Fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. To the extent the liquidity of these foreign facilities markets becomes impaired, the ability of the Fund to respond to a substantial volume of requests for redemption of Units received at or about the same time could be adversely affected. This might occur, for example, as a result of economic or political turmoil in a country in whose currency the Portfolio had a substantial portion of its assets invested, or should relations between the United States and such foreign country deteriorate markedly.
     Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Fund may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Portfolio will be adversely affected if trading markets for the Securities are limited or absent.

EXCHANGE CONTROLS
     At the present time the Sponsor does not believe that any of the Securities is subject to exchange control restrictions that would materially interfere with payment to the Fund of amounts due on the Securities. There can be no assurance that exchange control regulations might not be adopted in the future that might adversely affect payments to the Portfolio. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of the Securities and on the ability of the Portfolio to satisfy redemptions.
LITIGATION AND LEGISLATION
     The Sponsor does not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Portfolio, although pending litigation may have a material adverse effect on the value of Securities in the Portfolio. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of the Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolio or will not impair the ability of the issuers of the Securities to achieve their business goals. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. This type of legislation, if enacted into law, would adversely affect the after-tax return to investors who can take advantage of the deduction. See Taxes.
LIFE OF THE PORTFOLIO
     The size and composition of the Portfolio will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units or participating in an exchange or rollover. The Portfolio will be terminated no later than the mandatory termination date specified in Part A of the Prospectus. It will terminate earlier upon the disposition of the last Security or upon the consent of investors holding 51% of the Units. The Portfolio may also be terminated earlier by the Sponsor once its total assets have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsor to terminate the Portfolio early, which will likely be made following the rollover, will be based on factors such as the size of the Portfolio relative to its original size, the ratio of Portfolio expenses to income, and the cost of maintaining a current prospectus. See Trust Termination.
     Notice of impending termination will be provided to investors and thereafter units will no longer be redeemable. On or shortly before termination, the Trustee will seek to dispose of any Securities remaining in the Portfolio although any Security unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Securities, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.
HOW TO BUY UNITS
     Units are available from the Sponsor, Underwriter and other broker-dealers at the Public Offering Price. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Portfolio.
PUBLIC OFFERING PRICE
     Units are charged a combination of Initial and Deferred Sales Charges which will aggregate 2.75% of the public offering price for the first year ($17.50 Deferred Sales Charge plus an Initial Sales Charge of about 1.0%, totaling 2.75% of the public offering price) and approximately 1.75% for the second year. Because the annual Deferred Sales Charge is $17.50 per 1,000 Units in the second year regardless of the price you pay, the maximum sales charges expressed as a percentage of the public offering price will vary with the price you pay. For example, if you buy 1,000 Units for $1,050 (including an initial sales charge of $11.38) and hold the Units until termination, you will pay a total sales charge of $46.38 or 4.42% of the acquisition price on those Units. At an acquisition price of $950 (including an initial sales charge of $8.63), you would pay a total sales charge of $43.63 or 4.59% of the acquisition price.

     For quantity purchases of units of all Focus and Select Series, and certain other selected Equity Investor Series, by an investor and the investor's spouse and minor children, or by a single trust estate or fiduciary account, made on a single day, the following percentages will apply (assuming a $1,000 public offering price for 1,000 Units):

                             INITIAL OFFER PERIOD SALES CHARGES                  CUMULATIVE SALES CHARGES
                             ----------------------------------------  ----------------------------------------
                                     AS % OF          AS % OF NET              AS % OF          AS % OF NET
AMOUNT PURCHASED             PUBLIC OFFERING PRICE  AMOUNT INVESTED    PUBLIC OFFERING PRICE  AMOUNT INVESTED
---------------------------  ---------------------  -----------------  ---------------------  -----------------

Less than $50,000..........             2.75%               2.778%                4.50%               4.712%
$50,000 to $99,999.........             2.50                2.519                 4.25                4.439
$100,000 to $249,999.......             2.00                2.005                 3.75                3.896
$250,000 to $999,999.......             1.75                1.750                 3.50                3.627
$1,000,000 or more.........             1.00                1.000                 2.75                2.828

     The annual Deferred Sales Charge is a charge of $17.50 per 1,000 units and is accrued in seven monthly installments each year of the Portfolio, in the months indicated in part A of this Prospectus. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment in the first or second year will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind redemption, although this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code) of an investor.
     It is anticipated that Securities will not be sold to pay the Deferred Sales Charge until after the date of the last installment in each year of the Portfolio. Investors will be at risk for market price fluctuations in the Securities from the several installment accrual dates to the dates of actual sale of Securities to satisfy this liability. In selling Securities the Portfolio will attempt to minimize any current tax liability for current investors.
     Employees of the Sponsor and Sponsor affiliates and non-employee directors of Merrill Lynch & Co., Inc. may purchase Units subject only to the Deferred Sales Charge.
EVALUATIONS
     Evaluations are determined by the Trustee on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas and, with respect to individual stocks in the Portfolio, various additional holidays in the relevant country. Evaluations are generally based on the U.S. dollar equivalent of the last reported closing sales prices or, if closing sales prices are not available, at the mean between the closing bid and offer prices. If the Securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or system (unless the Trustee deems these prices inappropriate) or, if closing sales prices are not available, at the mean between the closing bid and offer prices. If the Securities are not listed or if listed but the principal market is elsewhere, the evaluation is generally determined based on sales prices of the Securities on the over-the-counter market or, if sales prices in that market are not available, on the basis of the mean between current bid and offer prices for the Securities or for comparable securities or by appraisal or by any combination of these methods. Neither the Sponsor nor the Trustee guarantees the enforceability, marketability or price of any Securities.
NO CERTIFICATES
     All investors are required to hold their Units in uncertificated form and in 'street name' by their broker, dealer or financial institution at the Depository Trust Company ('DTC').
HOW TO REDEEM OR SELL UNITS
     You can redeem your Units at any time for net asset value. In addition, the Sponsor has maintained an uninterrupted secondary market for Units for over 20 years and will ordinarily buy back Units at net asset value. The following describes these two methods to redeem or sell Units in greater detail.
REDEEMING UNITS WITH THE TRUSTEE
     You can always redeem your Units for net asset value. This can be done by contacting your broker, dealer or financial institution that holds your Units in street name. In certain instances, additional documents may be required such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.
     Within seven days after the receipt of your request containing any necessary documents, a check will be mailed to you in an amount equal to the net asset value of your Units. Because of the sales charge, market movements or changes in the Portfolio, net asset value at the time you redeem your Units may be greater or less than the original cost of your Units. Net asset value is calculated each Business Day by adding the value of the Securities, declared but unpaid dividends on the Securities, cash and the value of any other Portfolio assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Portfolio expenses and any remaining deferred sales charges for the current period, unreimbursed Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Portfolio liabilities; and dividing the result by the number of outstanding Units. After the initial offering period, net asset value will be reduced to reflect the cost to the Portfolio of liquidating Securities to pay the redemption price.
     As long as the Sponsor is maintaining a secondary market for Units (as described below), the Trustee will not actually redeem your Units but will sell them to the Sponsor for net asset value. If the Sponsor is not maintaining a secondary market, the Trustee will redeem your Units for net asset value or will sell your Units in the over-the-counter market if the Trustee believes it will obtain a higher net price for your Units. If the Trustee is able to sell the Units for a net price higher than net asset value, you will receive the net proceeds of the sale.
     If cash is not available in the Income and Capital Accounts to pay redemptions, the Trustee may sell Securities selected by the Sponsor based on market and credit factors determined to be in the best interest of the Portfolio. These sales are often made at times when the Securities would not otherwise be sold and may result in lower prices than might be realized otherwise and may also reduce the size and diversity of the Portfolio. If Securities are being sold during a time when additional Units are being created by the purchase of additional Securities (as described under Portfolio Description--The European Monetary Union Portfolio), Securities will be sold in a manner designed to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Security in the Portfolio.
     Any investor owning Units representing Securities with a value of at least $500,000 who redeems those Units prior to the rollover notification date indicated in Part A of the Prospectus may, in lieu of cash redemption, request distribution in kind of an amount and value of Securities per Unit equal to the otherwise applicable Redemption Price per Unit. Generally, whole shares of each Security together with cash from the Capital Account equal to any fractional shares to which the investor would be entitled (less any Deferred Sales Charge payable) will be paid over to a distribution agent and either held for the account of the investor or disposed of in accordance with instructions of the investor. Any brokerage commissions on sales of Securities in connection with in-kind redemptions may be borne by the redeeming investors. Any Security distributed in accordance with this paragraph may be denominated in a foreign currency, and therefore may not be readily resaleable. The in-kind redemption option is subject to all applicable legal restrictions and may be terminated by the Sponsor at any time upon prior notice to investors.
     Redemptions may be suspended or payment postponed (i) if the New York Stock Exchange is closed (other than customary weekend and holiday closings), (ii) if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making disposal or evaluation of the Securities not reasonably practicable or (iii) for any other period permitted by SEC order. SPONSOR'S SECONDARY MARKET FOR UNITS
     The Sponsor, while not obligated to do so, will buy back Units at net asset value without any other fee or charge as long as they are maintaining a secondary market for Units. Because of the sales charge, market movements or changes in the portfolio, net asset value at the time you sell your Units may be greater or less than the original cost of your Units. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.
     The Sponsor may discontinue the secondary market for Units without prior notice. Regardless of whether the Sponsor maintains a secondary market, you have the right to redeem your Units for net asset value, as described above.
TRUST TERMINATION
     Notice of impending termination of the Portfolio will be provided to investors. A proportional share of the expenses associated with termination, including brokerage costs incurred in disposing of Securities, will be borne by investors remaining at that time. These expenses will reduce the amount of cash or Securities those investors are to receive in any final distribution.
     Upon termination of the Portfolio, the Trustee will distribute the Securities and any cash in the Portfolio to a distribution agent that will act as agent for the investors. Unless an investor elects to receive an in-kind distribution of Securities, as discussed below, the distribution agent will, as promptly as practicable, sell the investor's pro rata share of the Securities and distribute to the investor the proceeds of the sale, less brokerage and other related expenses, and the investor's pro rata share of any cash from the Portfolio.
     Any investor holding units at the termination of the Portfolio may, by written notice to the Trustee at least ten business days prior to termination, elect to received an in kind distribution of the investor's pro rata share of the Securities remaining in the Portfolio at that time (net of the investor's share of expenses). Fractional shares of Securities will be sold by the distribution agent and the net proceeds distributed to investors. Investors subsequently selling Securities received in kind will incur brokerage costs at that time which may exceed the value of any tax deferral obtained through the in-kind distribution. Securities received in an in-kind termination distribution may not be contributed to acquire units of another Series.
ROLLOVER
     In lieu of redeeming their units or receiving liquidation proceeds in cash or in kind upon termination of the Portfolio, investors who hold their Units with the Sponsor may elect, by contacting their financial adviser prior to the rollover notification date indicated in Part A, to exchange their Units in the Portfolio for units of a new portfolio (if available). No election to roll over may be made prior to 30 days before the date of the rollover, and any rollover election will be revocable at any time prior to the date of the rollover. It is expected that the terms of the new portfolio will be substantially the same as those of the Portfolio.
     The rollover of an investor's Units is intended to be effected in a manner that will not result in the recognition of either gain or loss for U.S. federal income tax purposes with respect to Securities that are included in the new portfolio ('Duplicated Securities'). Units held by an investor who elects the rollover option will be redeemed through an in-kind distribution to a distribution agent of the investor's pro rata share of Securities. The distribution agent will then adjust the Securities distributed to the investor so that its composition matches the investment profile of the new portfolio. This adjustment will involve the sale of non-Duplicated Securities and, possibly, of a portion of certain Duplicated Securities in order to rebalance the portfolio, and the purchase of replacement Securities. Any excess sales proceeds, net of sales related expenses, will be distributed to the investor. After this adjustment the distribution agent will make an in-kind contribution of the adjusted Securities to the new portfolio. Upon receipt of the in-kind contribution, the trustee of the new portfolio will issue the appropriate number of units in the new portfolio to the investor.
     An investor who elects the rollover option will recognize capital gain or loss with respect to the Securities, including fractional Securities, sold by the distribution agent, but will not recognize gain or loss with respect to the Duplicated Securities that are contributed in kind to the new portfolio. The Sponsor intends to provide investors with information that will assist them in determining their tax liability on an eventual sale of the Duplicated Securities.
     The Sponsor intends to cause the distribution agent to sell those Securities that will not be contributed to the new portfolio, and then to create units of the new portfolio, in each case as quickly as possible subject to the Sponsor's sensitivity that the concentrated sale and purchase of large volumes of securities may affect market prices in a manner adverse to the interest of investors. Accordingly, the Sponsor may, in its sole discretion, undertake a more gradual sale of Securities and a more gradual creation of units of the new portfolio to help mitigate any negative market price consequences caused by this large volume of securities trades. In order to minimize potential losses caused by market movement during the rollover period, the Sponsor may enter into program trades, which may increase brokerage commissions payable by investors. There can be no assurance, however, that any trading procedures will be successful or might not result in less advantageous prices. Pending the investment of rollover proceeds in securities to comprise the new portfolio, those moneys may be uninvested for several days.
     Investors who participate in the rollover will not be entitled to receive a cash distribution with which to pay any taxes incurred as a result of the rollover procedure. Investors who do not participate in the rollover or otherwise redeem their Units will continue to hold their Units until the termination of the Portfolio; however, depending upon the extent of participation in the rollover, the aggregate size of the Portfolio will be reduced which could result in an increase in per Unit expenses.
     The Sponsor may, in its sole discretion and without penalty or liability to investors, decide not to sponsor a new portfolio or to modify the terms of the rollover. Prior notice of any decision would be provided to investors.
     The Division of Investment Management of the SEC is of the view that the rollover option constitutes an 'exchange offer', for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. The Sponsor has received exemptive orders under
Section 11(c) which it believes permit it to offer the rollover, but no assurance can be given that the SEC will concur with the Sponsor's position and additional regulatory approvals may be required.
INCOME, DISTRIBUTIONS AND REINVESTMENT
INCOME AND DISTRIBUTIONS
     The annual U.S. dollar income per Unit, after deducting estimated annual expenses per Unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the Securities, fluctuations in U.S. dollar exchange rates and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of purchases of additional Securities and sales of Securities. There is no assurance that dividends on the Securities will continue at their current levels or be declared at all.
     Each Unit receives an equal share of distributions of dividend income net of expenses. Dividends received are credited to an Income Account in the relevant currency and converted into U.S. dollars at the current exchange rate upon declaration of a Portfolio distribution. Other receipts are credited to a Capital Account after conversion into U.S. dollars at the current rate. Because dividends on the Securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the Income Account. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Portfolio. Funds held by the Trustee in the various accounts do not bear interest. In addition, distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations. Although the Sponsor may collect the Deferred Sales Charge during the months stated in Part A, to keep Units more fully invested the Sponsor currently does not anticipate sales of Securities to pay the Deferred Sales Charge until after the final Deferred Sales Charge installment in each year of the Portfolio. Proceeds of the disposition of any Securities not used to pay Deferred Sales Charge or to redeem Units will be held in the Capital Account and distributed following liquidation of the Fund. REINVESTMENT
     Any income and principal distributions on Units may be reinvested by participating in the Portfolio's reinvestment plan. Under the plan, the Units acquired for investors will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of additional Securities, contracts to purchase additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase additional Securities. Deposits or purchases of additional Securities will generally be made so as to maintain the then existing proportionate relationship among the number of shares of each Security in the Portfolio. Units acquired by reinvestment will not be subject to the initial sales charge but will be subject to any remaining installments of Deferred Sales Charge. The Sponsor reserves the right to amend, modify or terminate the reinvestment plan at any time without prior notice. Investors holding Units in 'street name' should contact their broker, dealer or financial institution if they wish to participate in the reinvestment plan.
PORTFOLIO EXPENSES
     Estimated annual expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Portfolio. To the extent that expenses exceed the amount available in the Income Account, the Trustee is authorized to sell Securities and pay the excess expenses from the Capital Account. The estimated expenses do not include the brokerage commissions payable by the Portfolio in purchasing and selling Securities. The
Trustee's Fee shown in Part A of this Prospectus assumes that the Portfolio will reach a size estimated by the Sponsor and is based on a sliding scale that reduces the Trustee's fee as the size of the Portfolio increases. The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for the Portfolio in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for extraordinary services, costs of indemnifying the Trustee and the Sponsor, costs of action taken to protect the Portfolio and other legal fees and expenses, Portfolio termination expenses and any governmental charges. The Trustee has a lien on Portfolio assets to secure reimbursement of these amounts and may sell Securities for this purpose if cash is not available. The Sponsor receives an annual fee currently estimated at $0.35 per 1,000 Units to reimburse it for the cost of providing Portfolio supervisory services to the Portfolio. While the fee may exceed its costs of providing these services to the Portfolio, the total supervision fees from all Series of Equity Investor Fund will not exceed its costs for these services to all of those Series during any calendar year. The Sponsor may also be reimbursed for its costs of providing bookkeeping and administrative services to Defined Asset Funds, currently estimated at $0.10 per 1,000 Units. The Trustee's and Sponsor's fees may be adjusted for inflation without investors' approval.
     All or a portion of expenses incurred in establishing the Portfolio, including the cost of the initial preparation of documents relating to the Portfolio, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses will be paid by the Portfolio and amortized over the life of the Portfolio. Advertising and selling expenses will be paid by the Sponsor at no charge to the Portfolio. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Portfolios have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results.
TAXES
U.S. TAXATION
     The following discussion addresses only the tax consequences of Units held as capital assets and does not address the tax consequences of Units held by persons with special tax circumstances, such as dealers, financial institutions, insurance companies or former U.S. citizens or long term residents.
     As used herein, the term 'U.S. Investor' means an owner of a Unit in the Portfolio that is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. An investor that is not a U.S. Investor but whose income from a Unit is effectively connected with such Investor's conduct of a United States trade or business will generally be taxed in the same manner as a U.S. Investor but should consult his or her tax advisor in this regard.
     The following discussion relates only to U.S. Investors. Since the Portfolio holds only Securities of non-U.S. issuers, it is expected that income earned by investors who are not U.S. Investors will not be treated as U.S.-source income and should not be subject to any U.S. withholding tax.
     In the opinion of Davis Polk & Wardwell, special counsel for the Sponsors, under existing law:
        The Portfolio is not an association taxable as a corporation for federal income tax purposes. Each U.S. Investor will be considered the owner of a pro rata portion of each Security in the Portfolio under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the 'Code'). Each U.S. Investor will be considered to have received all of the dividends paid on his pro rata portion of each Security and any exchange gain or loss resulting from the conversion into U.S. dollars of any such dividends paid in foreign currency when such amounts are received or converted by the Portfolio, regardless of whether such dividends are subject to withholding taxes or used to pay a portion of the Portfolio's expenses or whether they are automatically reinvested (see Reinvestment).
        Dividends considered to have been received by a corporate U.S. Investor will not qualify for the dividends-received deduction because the dividends-received deduction is generally only available for dividends received from domestic corporations.
        Dividends received by the Portfolio will generally be subject to withholding taxes imposed by the relevant European jurisdictions. Amounts withheld on payments to the Portfolio may be greater than the amounts that would be withheld if the shares were held directly by a U.S. Investor. The Portfolio will report as gross income earned by U.S. Investors their pro rata shares of such dividends, including their pro rata shares of any corresponding amounts of foreign tax withheld. Capital gains attributable to the Units or the underlying securities may also be subject to taxes by certain of those jurisdictions. U.S. Investors should be entitled, subject to applicable limitations, to either a credit or a deduction for these foreign taxes and should consult their tax advisers in this regard.
        An individual U.S. Investor who itemizes deductions will be entitled to deduct his pro rata share of Portfolio expenses only to the extent that this amount together with the U.S. Investor's other miscellaneous deductions exceeds 2% of his adjusted gross income. The Code further restricts the ability of an individual U.S. Investor with an adjusted gross income in excess of a specified amount (for 1998, $124,500 or $62,250 for a married person filing a separate return) to claim itemized deductions (including his pro rata share of Portfolio expenses).
        The U.S. Investor's basis in his Units will equal the cost of his Units, including the initial sales charge. A portion of the sales charge is deferred until the termination of the Portfolio or the redemption of the Units. The proceeds received by a U.S. Investor upon such event will reflect deduction of the deferred amount (the 'Deferred Sales Charge') and a charge for organizational expenses. The annual statement and the relevant tax reporting forms received by U.S. Investors will be based upon the amounts paid to them, net of the Deferred Sales Charge and the charge for organizational expenses. Accordingly, U.S. Investors should not increase their basis in their Units by the Deferred Sales Charge or any amount used to pay organizational expenses.
        A U.S. investor will generally recognize capital gain or loss when the U.S. Investor disposes of his Units for cash (by sale or redemption) or when the Trustee disposes of the Securities from the Portfolio. A U.S. Investor will not recognize gain or loss upon the distribution of a pro rata amount of each of the Securities by the Trustee to a U.S. Investor (or to his agent) in redemption of Units or upon termination of the Portfolio, except to the extent of cash received in lieu of fractional shares. The redeeming U.S. Investor's basis for such Securities will be equal to his basis for the same Securities (previously represented by his Units) prior to such redemption, and his holding period for such Securities will include the period during which he held his Units.
        A U.S. investor who elects to roll over into a new portfolio (a 'rollover investor') will not recognize gain or loss either upon the distribution of Securities by the Trustee to the distribution agent or upon the contribution of Duplicated Securities (as defined under Rollover) to the new portfolio. The rollover investor will generally recognize capital gain or loss as a consequence of the distribution agent's sale of non-Duplicated Securities. The rollover investor's basis for the Duplicated Securities that are contributed in kind to the new portfolio will be equal to his basis for the same Duplicated Securities prior to the rollover, and his holding period for the contributed Duplicated Securities will include the period during which he held an interest in the same Duplicated Securities through an investment in the Portfolio and in prior years' corresponding Focus Series Portfolio.
        A U.S. Investor will generally not recognize gain or loss upon the distribution of a pro rata amount of each of the Securities by the Trustee to a U.S. Investor (or to his agent) in redemption of Units, except to the extent of cash received in lieu of fractional shares. The redeeming U.S. Investor's basis for such Securities will be equal to his basis for the same Securities (previously represented by his Units) prior to such redemption, and his holding period for such Securities will include the period during which he held his Units. Capital gain on a disposition of Units or Securities by U.S. Investors will generally be U.S. source income. Any foreign currency gain or loss with respect to an investment in the Portfolio will generally be treated as ordinary income or loss.
        Net capital gain (the excess of net long-term capital gains over net short-term capital losses) may be taxed at lower rates than ordinary income for noncorporate taxpayers. A capital gain or loss is long-term if the asset is held for more than one year and short-term if held for one year or less. The deduction of capital losses is subject to limitations. The lower net capital gain tax rates will be unavailable to those noncorporate U.S. Investors who, as of the mandatory termination date (or earlier termination of the Portfolio), have held their Units for one year or less. The lower net capital gain tax rates will also be unavailable to noncorporate rollover investors for gains on non-Duplicated Securities if, as of the beginning of the rollover period, those investors have held their Units for a year or less. However, a noncorporate investor whose holding period for Units or, in the case of the new portfolio, Duplicated Securities is longer than one year may be entitled to the maximum 28% federal tax rate for capital gains derived from such Units or Duplicated Securities. Similarly, a noncorporate investor whose holding period for Units or Duplicated Securities is longer than 18 months may be entitled to the maximum 20% federal tax rate for capital gains derived from such Units or Duplicated Securities. Investors should consult their tax advisers regarding these matters.
        Under the income tax laws of the State and City of New York, the Portfolio is not an association taxable as a corporation and the income of the Portfolio will be treated as the income of the U.S. Investors in the same manner as for federal income tax purposes.
        The foregoing discussion relates only to the tax treatment of U.S. Investors with regard to federal and certain aspects of New York State and City income taxes. U.S. Investors may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard.
                                   *  *  *  *
     At the termination of the Portfolio, the Trustee will furnish to each investor an annual statement containing information relating to the dividends received by the Portfolio on the Securities, the cash proceeds received by the Portfolio from the disposition of any Security (resulting from redemption or the sale by the Portfolio of any Security), and the fees and expenses paid by the Portfolio. The Trustee will also furnish annual information returns to each investor and to the Internal Revenue Service.
RETIREMENT PLANS
     This Series of Equity Investor Fund may be well suited for purchase by Individual Retirement Accounts ('IRAs'), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging (prior to the year 2000) or tax-deferred rollover treatment. Investors in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any of these plans should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any of these plans. These plans are offered by brokerage firms, including the Sponsor of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.
     Retirement Plans for the Self-Employed--Keogh Plans. Units may be purchased by retirement plans established for self-employed individuals, partnerships or unincorporated companies ('Keogh plans'). The assets of a Keogh plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($4,000 in a spousal account).
     Individual Retirement Account--IRA. Any individual can make use of a qualified IRA arrangement for the purchase of Units. Any individual (including one covered by an employer retirement plan) can make a contribution to an IRA equal to the lesser of $2,000 ($4,000 in a spousal account) or 100% of earned income; such investment must be made in cash. However, the deductible amount of a contribution by an individual covered by an employer retirement plan will be reduced if the individual's adjusted gross income exceeds $25,000 (in the case of a single individual), $40,000 (in the case of a married individual filing a joint return) or $200 (in the case of a married individual filing a separate return). These income threshholds will gradually be increased by 2004 to $50,000 for a single individual and $80,000 for a married individual filing jointly. Certain transactions which are prohibited under Section 408 of the Code will cause all or a portion of the amount in an IRA to be deemed to the distributed and subject to tax at that time. Unless nondeductible contributions were made in 1987 or a later year, all distributions from an IRA will be treated as ordinary income but generally are eligible for tax-deferred rollover treatment. Taxable distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability or where the amount distributed is part of a series of substantially equal periodic (at least annual) payments that are to be made over the life expectancies of the participant and his or her beneficiary, are generally subject to a surtax in an amount equal to 10% of the distribution. The 10% surtax will be waived for withdrawals for certain educational and first-time homebuyers expenses. The Taxpayer Relief Act of 1997 also provides, subject to certain income limitations, for a special type of IRA under which contributions would be non-deductible but distributions would be tax-free if the account were held for at least five years and the account holder was at least
59 1/2 at the time of distribution.
     Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan for employees of a corporation may purchase Units.
RECORDS AND REPORTS
     The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Portfolio, including a current list of the Securities and a copy of the Indenture, which may be inspected by investors at reasonable times during business hours.
     With each distribution, the Trustee includes a statement of the amounts of income and any other receipts being distributed. The Trustee sends each investor of record an annual report summarizing transactions in the Portfolio's accounts including amounts distributed from them during the year, identifying Securities sold and purchased and listing Securities held and the number of Units outstanding and stating the Redemption Price per 1,000 Units at year end, and the fees and expenses paid by the Portfolio, among other matters. Portfolio accounts are audited annually by independent accountants selected by the Sponsor and audited financial statements are available from the Trustee on request. TRUST INDENTURE
     The Portfolio is a 'unit investment trust' created under New York law by a Trust Indenture between the Sponsor and the Trustee. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.
     The Indenture may be amended by the Sponsor and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsor). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified of the substance of any amendment.
     The Trustee may resign upon notice to the Sponsor. It may be removed by investors holding 51% of the Units at any time or by the Sponsor without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsor determines in good faith that its replacement is in the best interest of the investors. The resignation or removal becomes effective upon acceptance of appointment by a successor; in this case, the Sponsor will use its best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee may apply to a court of competent jurisdiction to appoint a successor.
     If the Sponsor fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indenture and liquidate the Portfolio or continue to act as Trustee without a Sponsor.
     The Sponsor and the Trustee are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of the Sponsor) or reckless disregard of duty. The Indenture contains customary provisions limiting the liability of the Trustee.
MISCELLANEOUS
LEGAL OPINION
     The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsor.
AUDITORS
     The Statement of Condition in Part A of the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.
TRUSTEE
     The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.
SPONSOR
     The Sponsor is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. The Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts and as principal underwriter and managing underwriter of other investment companies. The Sponsor, in addition to participating as a member of various selling groups or as agent of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of these companies and sells securities to these companies in its capacities as broker or dealer in securities.
CODE OF ETHICS
     The Sponsor has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its personnel who have access to information on Defined Asset portfolio transactions. The code is intended to prevent any act, practice or course of conduct which would operate as a fraud or deceit on any portfolio and to provide guidance to these persons regarding standards of conduct consistent with the Sponsor's responsibilities to Defined Asset Funds.
PUBLIC DISTRIBUTION
     During the initial offering period and thereafter to the extent additional Units continue to be offered for sale to the public by means of this Prospectus, Units will be distributed directly to the public by this Prospectus at the Public Offering Price determined in the manner provided above or to selected dealers who are members of the National Association of Securities Dealers, Inc. at a concession not in excess of the maximum sales charge. The Sponsor intends to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc.. The Sponsor does not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold.
UNDERWRITER'S AND SPONSOR'S PROFITS
     Upon sale of the Units, the Sponsor will be entitled to receive sales charges. The Sponsor also realizes a profit or loss on deposit of the Securities equal to the difference between the cost of the Securities to the Portfolio (based on the aggregate value of the Securities on their date of deposit) and the purchase price of the Securities to the Sponsor plus commissions payable by the Sponsor. In addition, the Sponsor or Underwriter may realize profits or sustain losses on Securities it deposits in the Portfolio which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Sponsor also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units and the prices at which it resells these Units (which include the sales charge) or the prices at which it redeems the Units. Cash, if any, made available by buyers of Units to the Sponsor prior to a settlement date for the purchase of Units may be used in the Sponsor's business to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.
PERFORMANCE INFORMATION
     Total returns, average annualized returns or cumulative returns for various periods of the current Portfolio may be included from time to time in advertisements, sales literature and reports to current and prospective investors. Total return shows changes in unit price during the period plus reinvestment of dividends and capital gains, divided by the maximum public offering price. Average annualized returns show the average return for stated periods for longer than a year. Figures reflect deduction of all Portfolio expenses and, unless otherwise stated, the maximum sales charge. No provision is made for any income taxes payable. Investors should bear in mind that this represents past performance and is no assurance of the future results of any current or future Portfolio.
     Advertisements and other material distributed to prospective investors may include average annual total returns (with dividends reinvested) of equity markets in major industrialized countries over the last 10 years, as compiled by Morgan Stanley Capital International Europe, Australia, Far East Index. Advertisements and other material distributed to prospective investors may include the average annual compounded rate of return on selected types of assets for periods of at least 10 years, as compiled by Ibbotson Associates, compared to the rate of inflation over the same period. These materials may also compare the shrinking relative proportion of world stock market capitalization represented by U.S. markets for different years.
DEFINED ASSET FUNDS
     For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Portfolios' philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio is relatively fixed) and 'hold with confidence' (because the portfolio is professionally selected and regularly reviewed). Defined Asset Portfolios offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement, or attractive, regular current income consistent with the preservation of principal. Unit investment trusts are particularly suited for the many investors who prefer to seek long-term profits by purchasing sound investments and holding them, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Portfolios offer. Your investment objectives may call for a combination of Defined Asset Portfolios.
     One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Long-term corporate bonds offer relatively high rates of interest income. By purchasing both defined equity and defined bond funds, investors can receive attractive current income, as well as growth potential, offering some protection against inflation. From time to time various advertisements, sales literature, reports and other information furnished to current or prospective investors may present the average annual compounded rate of return of selected asset classes over various periods of time, compared to the rate of inflation over the same periods.
     Investors may pursue investment growth to meet long-term goals such as children's education or retirement. But they are faced with decisions of selecting stock groups, choosing individual stocks, determining when to buy and sell and how to reinvest sales proceeds. Growth stocks--those whose price is expected to appreciate above average usually because of superior growth in earnings per share--can be difficult to select successfully because their prices tend to be more volatile than more established stocks and, by the time they are discovered by ordinary investors, their prices may have already increased beyond attractive levels or may be susceptible to dramatic declines if actual performance is less than anticipated.
EXCHANGE OPTION
     You may exchange Units for units of other Focus or Select Portfolios or certain selected Equity Investor Funds with one-or two-year terms and a combination of initial and deferred sales charges. Select and Focus Portfolios have a sales charge for first-time investors of 1% initially and annual deferred sales charges of $17.50 per 1,000 units. On exchanges, the initial sales charge is waived and units are acquired subject to any remaining deferred sales charges. Investors can also exchange units of those Portfolios and similar series of unaffiliated equity unit investment trusts for Units, subject only to the Fund's remaining deferred sales charges. In the future, the Exchange Option may be extended to other series and types of trusts with similar sales charge structures.
     To make an exchange, you should contact your financial professional to find out what suitable exchange funds are available and to obtain a prospectus. You may acquire units of only those exchange funds in which the Sponsor is maintaining a market and which are lawfully for sale in the state where you reside. An exchange is a taxable event normally requiring recognition of any gain or loss on the units exchanged. However, the Internal Revenue Service may seek to disallow a loss if the portfolio of the units acquired is not materially different from the portfolio of the units exchanged; you should consult your own tax adviser. If the proceeds of units exchanged are insufficient to acquire a whole number of exchange fund units, you may pay the difference in cash (not exceeding the price of a single unit acquired).

     As the Sponsor is not obligated to maintain a market in any series or to offer successor portfolios, there can be no assurance that units can be exchanged. The Exchange Option may be amended or terminated at any time without notice.
SUPPLEMENTAL INFORMATION
     Upon writing or calling the Trustee shown on the back cover of this Prospectus, investors will receive without charge supplemental information about the Portfolio, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of securities that may be part of the Portfolio and general information about the structure and operation of the Portfolio.

                             Defined
                             Asset FundsSM

SPONSOR:                           EQUITY INVESTOR FUND
Merrill Lynch,                     FOCUS SERIES
Pierce, Fenner & Smith IncorporatedEUROPEAN MONETARY UNION PORTFOLIO
Defined Asset Funds
P.O. Box 9051
Princeton, NJ 08543-9051
(609) 282-8500                     This Prospectus does not contain all of the
TRUSTEE:                           information with respect to the investment
The Chase Manhattan Bank           company set forth in its registration
Bowling Green Station              statement and exhibits relating thereto which
P.O Box 5187                       have been filed with the Securities and
New York, NY 10274-5187            Exchange Commission, Washington, D.C. under
1-800-323-1508                     the Securities Act of 1933 and the Investment
                                   Company Act of 1940, and to which reference
                                   is hereby made. Copies of filed material can
                                   be obtained from the Public Reference Section
                                   of the Commission, 450 Fifth Street, N.W.,
                                   Washington, D.C. 20549 at prescribed rates.
                                   The Commission also maintains a Web site that
                                   contains information statements and other
                                   information regarding registrants such as
                                   Defined Asset Funds that file electronically
                                   with the Commission at http://www.sec.gov.
                                   ------------------------------
                                   No person is authorized to give any
                                   information or to make any representations
                                   with respect to this investment company not
                                   contained in its registration statement and
                                   exhibits relating thereto; and any
                                   information or representation not contained
                                   therein must not be relied upon as having
                                   been authorized.
                                   ------------------------------
                                   When Units of this Portfolio are no longer available or for investors who may reinvest into subsequent Focus Series, this Prospectus may be used as a preliminary prospectus for a future series, and investors should note the following:
                                   Information contained herein is subject to amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange
                                   Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
                                   This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such State.

                                                      70080--5/98

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of the Depositor are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).
 II. The date of organization of the Depositor is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.
III. The Charter and By-Laws of the Depositor are incorporated herein by reference to Exhibits 1.3 and 1.4 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).
IV. Information as to Officers and Directors of the Depositor has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filing indicated and made a part of this Registration Statement:
IncorporatedMerrill Lynch, Pierce, Fenner & Smith                  8-7221

                      ------------------------------------
     B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

IncorporatedMerrill Lynch, Pierce, Fenner & Smith                13-5674085
            The Chase Manhattan Bank, Trustee...............     13-4994650

               SERIES OF EQUITY INCOME FUND, EQUITY INVESTOR FUND
                AND DEFINED ASSET FUNDS MUNICIPAL INSURED SERIES
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                    SEC
SERIES NUMBER                                                   FILE NUMBER
--------------------------------------------------------------------------------
Equity Income Fund, 'MERIT' 1987 Series (Merrill Equity
Research Investment Trust)..................................           33-10989
Equity Income Fund, Group One Overseas Index Fund, Series 1
and 2.......................................................           33-05654
Equity Income Fund, Select Ten Portfolio--1995 Spring
Series......................................................           33-55807
Equity Investor Fund, Focus Series Financial Portfolio......          333-32179
Equity Investor Fund, Standard & Poor's Industry Turnaround
Portfolio...................................................          333-39121
Equity Investor Fund, Select Ten Portfolio 1997 Series A....          333-15193
Equity Investor Fund, Select Growth Portfolio...............           33-51985
Defined Asset Funds Municipal Insured Series................           33-54565

                       CONTENTS OF REGISTRATION STATEMENT
This Registration Statement on Form S-6 comprises the following papers and documents:
     The facing sheet of Form S-6.
     The Cross-Reference Sheet (incorporated by reference from the Cross-Reference Sheet of the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).
     The Prospectus.
     The Signatures.
     The following exhibits:

1.1 --Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form S-6 of Equity Income Fund, Select Growth Portfolio--1995 Series 2, Defined Asset Funds, Reg. No. 33-58535).
1.1.1 --Form of Standard Terms and Conditions of Trust Effective as of October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the Securities Act of 1933 of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the heading 'Miscellaneous--Legal Opinion' in the Prospectus.
5.1     --Consent of independent accountants.
9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Equity Income Fund, Select Ten Portfolio 1996 International Series B (United Kingdom and Japan Portfolios), 1933 Act File No. 33-00593).

                                   SIGNATURES


     The registrant hereby identifies the series numbers of Equity Income Fund, Equity Investor Fund and Defined Asset Funds Municipal Insured Series listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:
     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;
     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and
     3) That it has complied with Rule 460 under the Securities Act of 1933.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 13TH DAY OF MAY, 1998.

                         SIGNATURES APPEAR ON PAGE R-3.
     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466

      HERBERT M. ALLISON, JR.
      BARRY S. FREIDBERG
      EDWARD L. GOLDBERG
      STEPHEN L. HAMMERMAN
      JEROME P. KENNEY
      DAVID H. KOMANSKY
      DANIEL T. NAPOLI
      THOMAS H. PATRICK
      JOHN L. STEFFENS
      ROGER M. VASEY
      ARTHUR H. ZEIKEL
      By DANIEL C. TYLER
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)
                                      R-3